SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Chesapeake Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

16524K 108

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16524K 108
1	Name of Reporting Person: Chesapeake Energy Corporation I.R.S. Identification Number of Above Person (entities only): 73-1395733
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 58,451,122(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 58,451,122(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,451,122(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 42.3%
12	Type of Reporting Person HC; CO

(1)

Includes 34,538,061 subordinated units representing limited partner interests (“Subordinated Units”) in Chesapeake Midstream Partners, L.P. (the “Partnership”), which may be converted into common units representing limited partner interests in the Partnership (“Common Units”) on a one-for-one basis after the expiration of the subordination period (as defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Partnership, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

Item 1(a).	Name of issuer: Chesapeake Midstream Partners, L.P.

Item 1(b).	Address of issuer’s principal executive offices:

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

Item 2(a).	Names of persons filing:

Chesapeake Energy Corporation

Item 2(b).	Address or principal business office or, if none, residence:

Principal business office for Chesapeake Energy Corporation:

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Item 2(c).	Citizenship:

Chesapeake Energy Corporation is an Oklahoma corporation.

Item 2(d).	Title of class of securities: Common units representing limited partner interests and subordinated units representing limited partner interests in the Partnership.

Item 2(e).	CUSIP number: 16524K 108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

With respect to the disclosure set forth in this Item 4, the reporting person expressly disclaims beneficial ownership of the units reported. The percent of class provided for the reporting person below is based on 69,076,122 Common Units and 69,076,122 Subordinated Units outstanding following the completion of the Partnership’s initial public offering.

1.	Chesapeake Energy Corporation

a.	Amount beneficially owned: 58,451,122 Common Units (including 34,538,061 Subordinated Units)

b.	Percent of class: 42.3%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 58,451,122 Common Units (including 34,538,061 Subordinated Units)

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 58,451,122 Common Units (including 34,538,061 Subordinated Units)

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Chesapeake Midstream Holdings, L.L.C. (HC; OO (limited liability company))

Item 8.	Identification and classification of members of the group:

Chesapeake Energy Corporation (HC; CO)

Chesapeake Midstream Holdings, L.L.C. (HC; OO (limited liability company))

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 11, 2011	CHESAPEAKE ENERGY CORPORATION

	By:	/s/ Jennifer M. Grigsby
	Name:	Jennifer M. Grigsby
	Title:	Senior Vice President, Treasurer & Corporate Secretary